UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   September 15, 2010           File No.  001-33505

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Financing Update

Issues Flow-Through Equity with MineralFields Group,
Expands Credit Facility

September 15, 2010 - Vancouver, Canada – Dejour Enterprises Ltd. (NYSE-Amex: DEJ/ TSX:DEJ) (“Dejour”) is pleased to announce that it has closed the placement of 2,000,000 flow-through common shares (“Shares”) at a price of C$0.375 per share with MineralFields Group, an Ontario-based institution, for a total consideration of CAD$750,000. Dejour will pay a 5% fee of the proceeds in cash. The above is subject to approval by the TSX and the NYSE-Amex.

The Company further announces that it has secured a credit limit increase of C$1.5 Million for its existing loan facility with an Alberta-based lender, bringing the facility’s total available credit to C$5 Million.  Currently, $4 million have been drawn under this facility.

Proceeds from the private placement and credit facility expansion will fund general working capital requirements and the fall/winter drilling program at the Company’s Woodrush oil project in British Columbia. Two additional oil wells are scheduled to be drilled prior to year end (the project is already self funding).

This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto, Vancouver Montreal and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Fund Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities ® (a division of Limited Market Dealer Inc.) is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: September 15, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer